Confidential Treatment of Portions of this Letter Has Been Requested by ExlService Holdings, Inc. Pursuant to 17 C.F.R. § 200.83. Brackets and asterisks denote such portions.

[Letterhead of EXLService Holdings, Inc.]

February 22, 2017

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

100 F Street, N.E.

Washington, DC 20549-3561

Attention: William H. Thompson

Re:	ExlService Holdings, Inc. Form 10-K for the Year Ended December 31, 2015 Filed February 26, 2016 File No. 1-33089

Dear Mr. Thompson:

We are writing in response to the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in the Commission’s letter addressed to Mr. Vishal Chhibbar, Chief Financial Officer of ExlService Holdings, Inc. (“we” or the “Company”), dated January 19, 2017 (the “Comment Letter”) regarding the above-referenced filing, and as a follow-up to the additional information requested via telephone by the Staff to the Company on February 17, 2017 regarding our response letter dated February 9, 2017 (the “February 9 Letter”). As requested, the Company is providing for the Staff additional financial information regarding Company and its operating segments.

The table and the accompanying text on the following pages set forth revenue and gross margin information for the current operating segments within Operations Management from 2010 through 2016 (actual) and from 2017 through 2019 (projected). Revenues and gross margin by operating segment for 2008 and 2009 are not available without undue effort. We respectfully note to the Staff that prior to 2014, the Company was organized by different operating segments than what exists today. As such, much of the information we present in this letter has been developed or modified for purposes of this response; specifically, information for 2010 through 2013 is based on available client information mapped to the appropriate current operating segments; budgeted information for fiscal year 2017 is based on factors referred to in the February 9 Letter; and projections for 2018 and 2019 are based on committed revenues and reasonable expectations of growth in those years.

Regarding the Staff’s request for information regarding contribution margin, we note that this measure was only put into place in 2014. Information regarding contribution margin for periods prior to 2014 is not available without undue effort.  As also mentioned in our earlier response letters, contribution margin is not a principal measure used by our chief operating decision maker in evaluating operating segment performance (the principal measures are revenue and gross margin). Information regarding budgeted contribution margin for 2017 was provided in the February 9 Letter. The Company prepares three-year contribution margin projections each year in June, but information for 2018 and 2019 is not current and updated information is not available without undue effort. We note to the Staff that, in

Mr. William H. Thompson

February 22, 2017

addition to the annual June projections, our segment managers update anticipated contribution margin for future periods (for purposes of managing direct costs and to meet one of the performance measures for segment managers), but this information is not prepared on a consistent basis across operating segments or referenced for budgeting purposes, and as such is not meaningful for review here.

Based on the foregoing, we present below revenue and gross margin for each of our operating segments within Operations Management.

Rule 83 confidential treatment for portions in asterisks in the tables below, excluding in each table the 2013, 2014 and 2015 totals, made by ExlService Holdings, Inc.; Requests No. EXL 01 and 02

Revenues (in $ millions)
Operating Segment	2010	2011	2012	2013[1]	2014[1]	2015	2016[2]	2017[3]	2018[3]	2019[3]
Insurance	*[_]*	*[_]*	*[_]*	*[_]*	*[_]*	*[_]*	*[_]*	*[_]*	*[_]*	*[_]*
F&A	*[_]*	*[_]*	*[_]*	*[_]*	*[_]*	*[_]*	*[_]*	*[_]*	*[_]*	*[_]*
Travel, Transportation and Logistics	*[_]*	*[_]*	*[_]*	*[_]*	*[_]*	*[_]*	*[_]*	*[_]*	*[_]*	*[_]*
Healthcare	*[_]*	*[_]*	*[_]*	*[_]*	*[_]*	*[_]*	*[_]*	*[_]*	*[_]*	*[_]*
Utilities	*[_]*	*[_]*	*[_]*	*[_]*	*[_]*	*[_]*	*[_]*	*[_]*	*[_]*	*[_]*
Banking & Financial Services	*[_]*	*[_]*	*[_]*	*[_]*	*[_]*	*[_]*	*[_]*	*[_]*	*[_]*	*[_]*
Consulting	*[_]*	*[_]*	*[_]*	*[_]*	*[_]*	*[_]*	*[_]*	*[_]*	*[_]*	*[_]*
Total for Operations Management	*[_]*	*[_]*	*[_]*	433.3	460.0	506.3	*[_]*	*[_]*	*[_]*	*[_]*

Gross Margin %
Operating Segment	2010	2011	2012	2013[1]	2014[1]	2015	2016[2]	2017[3]	2018[3]	2019[3]
Insurance	*[_]*	*[_]*	*[_]*	*[_]*	*[_]*	*[_]*	*[_]*	*[_]*	*[_]*	*[_]*
F&A	*[_]*	*[_]*	*[_]*	*[_]*	*[_]*	*[_]*	*[_]*	*[_]*	*[_]*	*[_]*
Travel, Transportation and Logistics	*[_]*	*[_]*	*[_]*	*[_]*	*[_]*	*[_]*	*[_]*	*[_]*	*[_]*	*[_]*
Healthcare	*[_]*	*[_]*	*[_]*	*[_]*	*[_]*	*[_]*	*[_]*	*[_]*	*[_]*	*[_]*
Utilities	*[_]*	*[_]*	*[_]*	*[_]*	*[_]*	*[_]*	*[_]*	*[_]*	*[_]*	*[_]*
Banking & Financial Services	*[_]*	*[_]*	*[_]*	*[_]*	*[_]*	*[_]*	*[_]*	*[_]*	*[_]*	*[_]*
Consulting	*[_]*	*[_]*	*[_]*	*[_]*	*[_]*	*[_]*	*[_]*	*[_]*	*[_]*	*[_]*
Total for Operations Management	*[_]*	*[_]*	*[_]*	39.9%	37.7%	36.0%	*[_]*	*[_]*	*[_]*	*[_]*

1. Revenue and gross margin information for the Insurance operating segment and Total exclude the reimbursement of disentanglement costs to a client, which is described in the Form 10-K for the fiscal year ended December 31, 2014 and December 31, 2015.

2. Fiscal year 2016 revenues and gross margin information is based on unaudited results.

3. Budgeted revenues and gross margin for 2017 and projected revenues and gross margin for fiscal year 2018 and 2019.

We have added some commentary below with respect to the revenue and gross margin information by operating segment to demonstrate economic similarity, other than for discrete events within specific periods:

ExlService Holdings, Inc. requests that the information contained in Request No. EXL 01 and 02 be treated as confidential information and that the Commission provide timely notice to the individual noted on the Company’s accompanying Rule 83 cover letter prior to disclosure of any such information.

Mr. William H. Thompson

February 22, 2017

Rule 83 confidential treatment for portions in asterisks made by ExlService Holdings, Inc.; Requests No. EXL 03 and 04

Insurance: Insurance is one of our more mature operating segments with a large proportion of long-term client relationships. *[

]*

The loss of Travelers in 2014 had a significant impact on our gross margin as Travelers was a mature client with a higher gross margin (on an average approximately *[       ]*

Rule 83 confidential treatment for portions in asterisks made by ExlService Holdings, Inc.; Requests No. EXL 05, 06 and 07

of the Insurance operating segment’s gross margin during the period 2011-2014 was from Travelers). Excluding the contribution from Travelers, our gross margin for fiscal years 2011-2014 for the Insurance operating segment would have been in the range of *[       ]* compared to a gross margin of *[       ]* as included in the table above. *[

]*.

Rule 83 confidential treatment for portions in asterisks made by ExlService Holdings, Inc.; Requests No. EXL 08, 09 and 10

The revenue growth rate in 2010 through 2013 was due to a combination of growth in existing clients and acquisitions. The revenue loss from Travelers over 2014 and 2015 was offset by revenue from our acquisition of Overland Holdings, Inc. (“Overland”) in October 2014 as well as revenue growth from new and existing clients. *[

]*

F&A: Our Finance and Accounting (“F&A”) revenues increased significantly in 2011 when we acquired Business Process Outsourcing, Inc. (“OPI”) in June 2011, which had a portfolio of approximately 80 clients and a gross margin profile of approximately *[       ]*. We streamlined this portfolio over the next few years by bringing operational efficiencies and transitioning out low margin clients. *[

]*

Rule 83 confidential treatment for portions in asterisks made by ExlService Holdings, Inc.; Requests No. EXL 11

TT&L: We have a limited number of clients in Travel, Transportation & Logistics (“TT&L”) with a large proportion of long-term client relationships. Therefore, this operating segment has historically produced margins that reflect our long-term expectation. *[

ExlService Holdings, Inc. requests that the information contained in Requests No. EXL 03 through 11 be treated as confidential information and that the Commission provide timely notice to the individual noted on the Company’s accompanying Rule 83 cover letter prior to disclosure of any such information.

Mr. William H. Thompson

February 22, 2017

]*

Rule 83 confidential treatment for portions in asterisks made by ExlService Holdings, Inc.; Request No. EXL 12

Healthcare: Our Healthcare operating segment revenues increased significantly in 2013 as a result of our acquisition of Landacorp Inc. (“Landacorp”). *[

]*

Utilities: We have a small number of clients in this operating segment. Movements in revenue in the period from 2010-2015 reflect normal increases and decreases in activities with those clients. *[

]*

Rule 83 confidential treatment for portions in asterisks made by ExlService Holdings, Inc.; Requests No. EXL 13, 14, 15 and 16

Banking & Financial Services: We have a small number of clients in this operating segment. We had *[ ]* clients in Banking and Financial Services in 2011 which increased to *[       ]* clients in 2016. *[

]*

Consulting: Please refer to our response to Staff comment 1 in the February 9 Letter regarding the Company’s analysis of the Consulting operating segment as compared to the other operating segments within Operations Management.

If you have any questions regarding the foregoing responses, please do not hesitate to call me at (212) 624-5911.

Very truly yours,

/s/ Vishal Chhibbar
Vishal Chhibbar, Chief Financial Officer

ExlService Holdings, Inc. requests that the information contained in Requests No. EXL 12 through 16 be treated as confidential information and that the Commission provide timely notice to the individual noted on the Company’s accompanying Rule 83 cover letter prior to disclosure of any such information.